FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form  20-F  ☒   Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes  ☐  No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Letter to the Buenos Aires Stock Exchange regarding Financial Statements as of December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	February 22, 2010	By:	/s/ Martín E. Zarich
		Name:	Martín E. Zarich
		Title:	Chief Financial Officer

February 22, 2010

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

25 de Mayo 347, 2nd Floor

Buenos Aires, Argentina

Dear Sirs:

Re. Financial Statements as of December 31, 2009

This letter is in connection with BBVA Banco Francés S.A. Financial Statements for the year ended December 31, 2009 that have been duly approved by the Board of Directors at the meeting held last February 19, 2010 (Minutes # 4051.)

In accordance with pertinent regulations, we are sending you the information required for the year ended December 31, 2009.

(In thousands of Argentine Pesos)
1. Income (Loss) for the year
Regular Income for the year	718,462

2. Breakdown of Shareholders’ Equity
Capital Stock	536,361
Non-capitalized contributions	175,132
Adjustments to Shareholders’ Equity	312.979
Earnings Reserve	658,693
Non-realized Valuation Difference	-14,133
Retained Earnings	1,257,440
- Previous years’ income (loss)	538,978
- Income (loss) for the year	718,462
Total Shareholders’ Equity	2,926,472

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We would also like to inform you that the Bank’s Board of Directors has proposed a distribution of profits - Arg. Pesos $ 480,000,000 as cash dividends - subject to the prior approval of the Argentine Central Bank (Banco Central de la República Argentina) and the Shareholders’ Meeting.

Following is the number of ordinary book-entry shares with a face value of one (1) Argentine Peso each and one (1) vote held by the corporation’s controlling group.

Shares	Percentage of Capital
407,473,499	75.97%

There is no debt convertible into shares and/or share purchase options pending. The controlling shareholder is Banco Bilbao Vizcaya Argentaria S.A., Plaza de San Nicolás, 4, 48005 Bilbao, Spain.

Sincerely yours,

BBVA BANCO FRANCES S.A.

/s/ Jorge Carlos Bledel
Jorge Carlos Bledel
President

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